Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

July 21, 2016

VIA EDGAR AND FEDEX

Mr. Roger Schwall

United States Securities and Exchange

      Commission

Assistant Director, Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noble Midstream Partners LP Registration Statement on Form S-1 Filed May 12, 2016 File No. 333-207560

Dear Mr. Schwall:

Set forth below are the responses of Noble Midstream Partners LP, a Delaware limited partnership (the “Partnership,” “Noble Midstream,” “we,” “us,” or “our”), a subsidiary of Noble Energy, Inc., a Delaware corporation (“Noble”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2016, with respect to Amendment No. 4 to the Partnership’s Registration Statement on Form S-1, filed with the Commission on May 12, 2016 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 5 to the Registration Statement (the “Amendment”). For the Staff’s convenience, we have hand-delivered three copies of the Amendment, together with three copies of the Amendment that are marked to show all revisions to the Amendment since the filing of the Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Austin    Beijing    Dallas    Dubai    Houston     London    New York    Research Triangle Park    The Woodlands    Washington, DC

Mr. Roger Schwall

July 21, 2016

General

Amended Application for Confidential Treatment

1.	We are in receipt of the amended application you filed with the Office of the Secretary on May 13, 2016 to request confidential treatment for an additional nine exhibits. We will issue comments relating to the amended confidential treatment request, if any, under separate cover.

Response:

We acknowledge the Staff’s comment and are submitting an updated confidential treatment request concurrently with the Amendment and this response letter, which shall supersede our request for confidential treatment filed with the Office of the Secretary on May 13, 2016.

Form S-1 Amendment No. 4 Filed May 12, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

Results of Operations – Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015, page 100

2.	You list a number of factors which contributed to the period-over-period 150% increase in revenues from related party midstream services. Please revise to provide quantification for the various factors you list, where available.

Response:

We acknowledge the Staff’s comment and have provided the requested disclosure on pages 109-110 of the Amendment.

Exhibit Index

3.	It appears that when you filed new exhibits with this amendment you revised the exhibit number of each of the exhibits. As a result, the exhibit numbers no longer correspond to the correct exhibit. Please amend your exhibit list accordingly and ensure that no two exhibits have the same exhibit number. Also, identify in the latest amendment all the exhibits which are the subject of your pending request.

Response:

We acknowledge the Staff’s comment and have updated the exhibit numbers accordingly. We have also identified in the Amendment all of the exhibits that are subject to our pending request.

Mr. Roger Schwall

July 21, 2016

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	John F. Bookout, IV, Noble Midstream

G. Michael O’Leary, Andrews Kurth LLP